August 29, 2005



Mr Bradley S. Powell
Vice President of Finance
Eden Bioscience, Inc.
3830 Monte Villa Parkway, Suite 100
Bothell, Washington 98021-7266


	Re:	Eden Bioscience, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 25, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2005 and June 30,
2005
      Filed May 11, 2005 and July 26, 2005
		Response Letter dated August 5, 2005
      File No. 0-31499

Dear Mr Powell:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements, page 40

Inventory, page 45

1. We note your response to our prior comment three concluding that your entire inventory is appropriately classified as a current asset based on your sales forecasts. Please explain what consideration you gave to the historical differences in your sales forecasts to actual sales. We note your indication on page 10 of your Form 10-Q for the fiscal quarter ended June 30, 2005, that sales of new products produced over 50% of your total revenue for the period. Additionally we note there has been about a 12% increase in inventory since your
2004 fiscal year end, while your disclosure also indicates sales are expected to significantly decline in the second half of 2005. Please provide to us your sales forecasts for fiscal years 2003 through 2005. Please confirm to us that inventory held at the end of fiscal year 2004 will be substantially sold in fiscal year 2005, if that is your belief. Please explain how your forecasts were a reliable basis to determine the classification of inventory in view of historical variations from actual, and address how you considered your trend of declining sales in your conclusion.

Revenues, page 46.

2. We are continuing to consider your responses to our prior comments four and five regarding revenue recognition of your product sales to distributors. Please tell us whether you might be required to replace product held by distributors in the event the products shelf life expires because of your product warranty provisions to end users. Clarify if there has occurred or could arise any circumstance where the distributor sells expired product to an end user obligating you to replace product or refund the cost by virtue of your product warranty.

3. We note your response to our prior comment 4 clarifying that you do not provide marketing support, warehousing and delivery, and information exchange in connection with your sales to distributors, rather these allowances represent actual cash payments or obligations. It is our understanding, based on your response and disclosures on page 46 of your filing, that these costs are incurred by the distributor subsequent to the sales transaction. Please address the following:

a. Provide us with a schedule of your estimated allowances and corresponding actual sales by customer comparing and contrasting your estimate to actual costs for each period presented. Include in your schedule the corresponding estimate of future costs accumulating for products which remain unsold by the distributors. This schedule should provide a sales total for each period presented which agrees to your total sales.

b. Summarize how you generally formulated your computation of your estimates including the assumptions you consider.

c. Clarify the remedies the distributor has in the event you do not pay them for these costs.

d. As previously requested, describe in detail the nature of the "sales incentives" related to cash payments for marketing support, warehousing and delivery, and information exchange.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions. Direct any correspondence to us at the following ZIP
Code:
20549.

								Sincerely,



								Jill Davis
								Branch Chief

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Mr. Bradley S. Powell
Eden Bioscience, Inc.
August 29, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010